Exhibit 99.1

dLocal Refutes Short-Seller Report and Announces Share Buyback Program and Proposed Share Purchases by Key Shareholders

The Company, its Board of Directors and Audit Committee review short seller allegations and conclude key allegations are without merit

Company share buyback program and proposed share purchases by General Atlantic, controlling shareholders and top management reflect confidence in dLocal’s business and long-term growth plans

Montevideo, Uruguay, December 20, 2022 – DLocal Limited (“dLocal,” the “Company,” “we,” “us,” and “our”) (Nasdaq: DLO), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, today announced a response to allegations made in a report by short seller Muddy Waters Capital, dated November 16, 2022 (the “Report”), as well as a share buyback program and proposed share purchases by key shareholders and senior management team.

We value corporate governance and transparency, and in that spirit have engaged in a thorough, fully resourced set of processes to review the short seller’s allegations. Our Board of Directors requested that management with the assistance of the Company’s professional advisors, including a global investigations and advisory services firm, conduct an internal review of the allegations made by the Report.

In addition, our Audit Committee, consisting solely of independent directors, is conducting a review of the allegations in the Report with the assistance of independent counsel and an independent global expert services and forensic accounting advisory firm. That review is substantially complete.

We will not engage in a tit-for-tat rebuttal of the numerous factual errors or inflammatory, misleading statements set forth in the Report, which collectively demonstrate a fundamental lack of understanding of our financial statements and business. However, based on the two separate reviews, we do wish to set the record straight with respect to the following:

·	Client funds. We maintain separate bank accounts for merchant cash and our own cash. We have not used merchants’ cash to make loans to our senior leadership or to pay dividends to our shareholders. Additionally, the reviews verified that the amounts recorded on the Company’s balance sheet as own funds or merchant funds, respectively, were consistent with the balances reflected on bank statements of dLocal and its subsidiaries as of September 30, 2022, with no material exception.

●	Take Rates/FX Fees. The Report draws comparisons between dLocal and other companies, which are inaccurate and unsubstantiated.

·	PrimeiroPay acquisition. The PrimeiroPay asset acquisition was an arm's-length, stand-alone transaction. We engaged internationally recognized professional advisors in the transaction who conducted financial and legal due diligence.

●	Pre-IPO loans to executives. The pre-IPO loans extended to Company executives to purchase Company shares were repaid prior to the IPO in order to comply with U.S. legal requirements and not, as suggested in the Report, “to avoid the negative optics of making a large loan to its senior management pre-IPO.” The acquisition of shares by our CEO and President and related loans were entirely independent of the PrimeiroPay transaction, and the loans (including accrued interest) were repaid prior to our IPO (as disclosed in our F-1).

●	Comparisons of Total Payment Volume (TPV) reporting. The Report makes specious allegations about our TPV reporting, claiming we have been inconsistent in TPV cohort reporting; however, the Company has disclosed applicable TPV cohort methodology, including a change in its methodology between its final F-1 filing and its 20-F filing. The Company’s total TPV for each relevant year is the same amount under both methodologies for reporting TPV by cohort. The Report makes inaccurate and misleading comparisons of the Company’s initial draft registration statement (prior to the Company’s final IPO prospectus) to a subsequent period annual report and earnings presentation. We describe the applicable methodology for TPV cohort reporting in each instance, as set forth in our filings with the SEC.

●	Qualifications of the Independent Auditor. Price Waterhouse & Co. SRL (PwC Argentina) is the independent auditor of the Company. It was appointed as auditor by the Board of Directors as mandated by applicable laws and regulations, and consistent with independence rules. It works with other PwC member firms as necessary and appropriate under relevant applicable auditing standards

* * * * *

The Company will continue its focus on delivering outstanding service and results for its customers, shareholders and other stakeholders.

dLocal Announces Share Buyback Program

The Company also announces that on December 19, 2022, its Board of Directors approved a share buyback plan to purchase up to US$ 100 million of the Company's outstanding Class A common shares. The plan will expire on the earlier of July 2023 and when the US$100 million buyback limit is reached. The Company expects to finance the purchases with own cash balances derived from retained and future earnings, which is not expected to have a material impact on capital levels. Eduardo Azar, dLocal’s chairman, stated, "We are committed to the strength of dLocal’s business and in delivering value to our shareholders. This buyback plan reflects the Board's confidence in our current performance and prospects and long-term growth.”

Under the share buyback plan, buybacks may be made from time-to-time in the open market and pursuant to negotiated purchases in compliance with SEC Rules 10b5-1 and 10b-18. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. In any event, buybacks are subject to market conditions, available liquidity, cash flow, applicable legal requirements and other factors. The buyback plan does not obligate the Company or any agent to acquire any particular amount of Class A common shares, and may be suspended or discontinued at any time.

Prominent Shareholders, Board Members and Management Proposed Share Purchases

In addition, the Company has been informed by certain of its shareholders, including General Atlantic DO B.V., Andres Bzurovski Bay, dLocal co-founder and Board Member; Alberto Eduardo Azar, chairman of the Board; Sergio Enrique Fogel Kaplan, dLocal co-founder and Board Member; Sebastián Kanovich, CEO; and Jacobo Singer, President; that such shareholders expect to engage in open market transactions to acquire additional shares of the Company’s outstanding Class A common shares in compliance with SEC Rules 10b5-1 and/or 10b-18. Any such purchases are subject to market conditions, and there can be no assurance that such shareholders, or any agent acting on their behalf, will acquire any particular amount of Class A common shares. Sebastián Kanovich, dLocal’s CEO, stated, "These proposed share purchases attest to management’s and key shareholders' confidence in dLocal's current and future prospects.”

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 39 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. See “Risk Factors” and the other information included in our filings for a discussion of factors that should be considered before deciding to invest in our shares. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

ir@dlocal.com

Media Contact:

marketing@dlocal.com